January 11, 2010

Clair E. Pagnano, Esquire
K & L Gates LLP
One Lincoln Street
Boston, Massachusetts   02111

Re: eUnits™ 2 Year U.S. Equity Market Participation Trust:
Enhanced Upside to Cap/Buffered Downside
File Numbers 333-163101; 811-22348

eUnits™ 2 Year International Equity Market Participation
Trust: Enhanced Upside to Cap/Buffered Downside
File Numbers 333-163103; 811-22347

Dear Ms. Pagnano:

We have reviewed the registration statements on Form N-2 for eUnits™ 2 Year U.S. Equity Market Participation Trust: Enhanced Upside to Cap/Buffered Downside ("U.S. Equity Fund") and eUnits™ 2 Year International Equity Market Participation Trust: Enhanced Upside to Cap/Buffered Downside ("International Equity Fund") (together, the "Fund" or "Funds"), filed with the Commission. We have the following comments.

Prospectus

Cover Page

1.   Please expand the third bolded paragraph concerning the risks of investing in the Funds. Please also disclose that an investment in the Funds should be considered speculative. Please revise the paragraph to comply with Item 1, Instruction 1 (i) of Form N-2, so that the appropriate disclosure appears prominent (bolded). Please change "often" trade to "frequently" in accordance with said Item. Also, please remove the word "Maximum" from the heading "Maximum Price to Public" in the table.

2.	Section 35(d) of the Investment Company Act of 1940 ("1940 Act") prohibits the use of misleading names by investment companies. Rule 35d-1 under the 1940 Act provides that, in order for a name of a fund not to be misleading, a fund with the term "equity" in its name should, in ordinary circumstances, invest at least 80 percent of its assets in equity securities. The Fund proposes to invest substantially in U.S. Treasury securities and enter into an unspecified number of derivative contracts. Please advise the staff how this policy is consistent with Section 35(d) and rule 35d-1. In your response, please explain how the Fund will value the Treasuries and derivative contracts and what the relative value of the Fund's holdings will be.

3.	Please inform the staff in your response letter the nature of the patent currently pending. Disclose the affect, if any, if the patent is not granted.

4.	Please briefly explain how the price will be determined (*e.g.,* by reference to net asset value), in compliance with Form N-2, Item 1, Instruction 1.

5.	Please clarify what is meant by "counterparties" and "terms mirroring those the Trust seeks" in the section titled Investment Program. Also, in the section titled Exchange Listing, please revise the first paragraph to read in plain English.

6.	Please explain the basis for the International Equity Fund primarily investing in U.S. Treasury obligations.

7.	We note that the Funds have duplicative language in the prospectus, which may be an oversight. Please confirm to the staff that the Funds' prospectuses have been reviewed for such oversights.

	Prospectus Summary

8.	The prospectuses state that the Funds will enter into multiple private derivative contracts ("Contracts") with investment grade rated parties. Please specify the minimum number of swap contracts.

9.	Please disclose the limits on the amount of assets, or the amount of assets at risk, subject to any one swap contract. Also, please add adequate risk disclosure about the investment grade ratings of the parties.

10.	Please disclose the duration or term of each swap contract. Also, please disclose the following: How are counterparties chosen? What is the analysis of the counterparty and the type and amount of swap contract?

11.	The prospectus summarizes the terms of the Contracts. Please file a Contract as an exhibit to the registration statement. Also, please disclose the liquidity of the Contracts.

12.   The prospectus states that the Contracts will be settled on a cash basis. Please disclose the risks of a failure to deliver the cash.

13.   Please disclose the costs to the Funds of entering into the Contracts.

14.   Please disclose the "composition of a model portfolio," using numerical examples, how the Fund will function.

15.   The prospectus states that the "notional amount of the Contracts is expected to equal a Fund's initial net asset value."   Please explain what a notional amount is.

16.   Please disclose how the initial net asset value is different from the net asset value of a Fund over its life and at its termination date. Explain the risks of this changing NAV and the relationship between the Contract amounts and the fluctuating NAV.

17.   Please disclose the risks to the Funds if the notional amount does not equal the Funds' initial net asset value.

18.   Please clarify what is meant by the "day this offering is priced." Also, please disclose whether the "initial net asset value" will be the NAV in the Fund's financial state4ments at the time of the registration statement effectiveness. Also, please state how this will compare to the Funds' NAV.

19.   Please disclose any risks in not taking action to limit the Funds' exposure to a potential adverse credit event given that the prospectuses state that the adviser "may" take action.

        Investment Objective

20.   The prospectuses disclose that:

            If the Index appreciates over the investment life of the Trust, the
            Trust seeks to provide a return on the initial net asset value of the
            Units equal to two times the percentage change in the price of the
            Index, up to a maximum return of [22 to 26] percent. If the Index
            depreciates over the investment life of the Trust by 10 percent or
            less, the Trust seeks to return the initial net asset value of the
            Units. If the Index depreciates by more than 10 percent over the
            investment life of the Trust, the Trust seeks to achieve returns on
            the initial net asset value of the Units that exceed the percentage
            change in the price of the Index by 10 percent.

        The prospectus further discloses that the termination date is in 2011. Please advise the staff why the estimated return of 22 to 26 percent, and a 10 percent return in a down market scenario is not misleading. In your response, please discuss rule 156 under the Securities Act and 34b-1 under the 1940 Act.

21.   Please disclose how the "return" is calculated. For example, is it calculated under Commission approved standards?   Does it include return of capital?

22.   The Funds will invest substantially in Treasuries, which currently have a yield. The prospectuses further state that the Funds' holdings of Treasuries are expected to be held until they mature. Will the Funds earn sufficient income to meet current expenses?   Are the estimated returns based upon the initial NAV, initial price, or the NAV or price of Fund shares when it liquidates?

23.   Please revise the section titled "Distributions," so that the section beginning "It is expected that…" is the first paragraph of this section.

24.   The prospectuses state that certain methods and processes to be employed by the Funds are subject to a pending patent whose rights have been assigned to Eaton Vance. Please disclose the terms and conditions of the assignment. Does the Fund pay Eaton Vance, or any other entity, to use the patent?   How long is the assignment? Disclose the risks if the patent is not granted and competitors may use the same methods and processes?   Discuss the nature of the methods and processes.

        The Offering

25.   The prospectuses use a defined term "Sales Concession."   Please use a term more commonly understood by the investing public, such as sales charge.

26.   Under "Secondary Trading," each prospectus discloses how the Fund will disclose to the public information about the Fund's portfolio, and that an expert using derivative strategies could engage in arbitrage activities. Please explain further how these arbitrage activities will cause the secondary price of shares to approximate NAV. Please disclose any impediments to the arbitrage strategies, including brokerage costs of acquiring Fund shares.

27.   Advise the staff whether any of these arbitrage activities have any effect on the Fund's NAV.   Further, advise the staff whether public disclosure of the portfolio information may cause share price to decline if arbitrageurs deem the share price to be above NAV, or for some other reasons.

28.   Please clarify whether Eaton Vance, the Funds' adviser, or an affiliate, will pay the offering and organizational expenses.

29.   In the second paragraph in the section titled "The Trust," please clarify how the valuation of the units is determined. For example, please disclose how each Fund will "seek to return the initial NAV of the units" if the index depreciates "over the investment life" of the Fund by 10 percent or less.

30.	Given that there are "sales concession fees," wrap fees," and "similar charges," please disclose whether these fees should be included in the chart on the outside front cover. Also, please confirm to the staff that the proposed maximum offering price per share of $10.20, described in the prospectus, includes these additional fees, given that they are in effect sales loads.

Risk Considerations

Modeling Risk

31.	The prospectus includes technical jargon about "multiple optionalities" that are embedded in the Contracts. Please revise the disclosure to plain English.

Counterparty Risk

32.	Each prospectus states that the counterparty will be obligated to maintain in a segregated account the amount that it is obligated to pay the Fund. Where will the segregated account be maintained? In the event of a default or credit event, will the Fund have access to the segregated account as a senior creditor? Please explain what protections are afforded to the Fund by the segregated account.

Interest Rate Risk

33.	Each prospectus does not disclose the risk that the value of the Fund's Treasury holdings may decline if interest rates rise. Please revise accordingly.

Summary of Trust Expenses

34.	Please clarify whether the line for Maximum Sales Load is the only applicable sales load or whether there are additional fees.

35.	In footnote 2, please disclose the name of the affiliate which has agreed to pay Funds' offering costs. Please explain what is meant by "other than sales loads." Also, clarify the difference between offering costs and organizational costs.

36.	Please revise annual expenses to state that the percentages are expressed as a percentage of net assets. Also, please use the language in Item 3 of Form N-2, by removing "estimated" from "estimated Trust expenses " and by stating "expenses may be greater or less" instead of "vary."

37.	In footnote 3, please define "normal operating expenses." Confirm that the Funds do not expect any expenses that are not covered by the comprehensive management fee.

38.	Please disclose that the costs of the Contracts are not reflected in the fee table.

39.   Each prospectus discusses the diversification requirements under the 1940 Act. Each prospectus suggests that a particular Contract may represent more than 5 percent of the Fund's assets due to appreciation in value. Please disclose the limitations on each Fund's investments in any one Contract.   May the Fund invest up to 25 percent of its assets without regard to the 5 percent limitation?

40.   Please disclose the risks associated with the appreciation in value of a Contract. For example, as the Fund nears liquidation, may the value of one Contract represent a substantial portion of the Fund's assets far greater than 5 percent?

41.   The prospectus discusses the requirements of subchapter M of the Internal Revenue Code. Please file the tax opinion, upon which the disclosure is based, as an exhibit and include a consent to the opinion by the law firm.

42.   Please disclose the tax treatment of the Contracts into which the Fund will enter.

43.   Please disclose the amount of compensation paid to the sub-adviser.

44.   Each prospectus discusses repurchases by the Fund. Please disclose that the arbitrage activities may operate to mitigate or defeat the effect of a repurchase offer to raise market price.

Use of Proceeds

45.   This section states that the Funds will use the proceeds to pursue their investment objectives and policies as soon as practicable after completion of the offering. Please disclose the time anticipated for such actions, and disclose any anticipated delays.

Investment Objective

46.   Please state whether the investment objectives and policies may be changed without shareholder approval.

47.   This section states that if the "Index depreciates by more than 10 percent over the investment life of the Trust, the Trust seeks to achieve returns on the initial net asset value of the Units that exceed the percentage change in the price of the Index by 10 percent." Please clarify if the Funds will return to the shareholders 10 percent over the NAV or 10 percent over the Index. Please clarify this section, using, if appropriate, a chart showing the three scenarios discussed.

Investment Program

48.   Please disclose any events that may alter the anticipated termination date. Also, please disclose how this objective would be met if the shares of the Funds are trading at a discount to their NAV upon termination.

Secondary Trading

49.   Please disclose the manner in which the Funds intent to notify shareholders and notify the public of the price arbitrage factors discussed in the second paragraph of this section.

50.   Please revise the Counterparty Risk section to disclose that the strategy of investing in Contracts and Treasuries is, in effect, a derivative/leveraged strategy.

51.   Please advise the staff whether the FINRA has reviewed and approved the terms of the underwriting agreement.

52.   Please disclose the risk and consequences of the Funds' securities trading at a discount, and how it would relate to the returns of the Indexes.

Underwriting

53.   The prospectus states "The Trust has agreed not to offer, sell or register with the SEC any additional equity securities of the Trust, other than issuances of Units as contemplated in this Prospectus, for a period of 180 days after the date of the Underwriting Agreement without the prior written consent of the Representatives." Does the Fund have any intentions of selling additional shares?   Please disclose the affect of additional sales on the Fund's operations. For example, what is the effect of the purchase of additional Contracts and the estimated returns? Also disclose how it may affect arbitrage activities and share repurchases.

54.   The SAI permits the Fund to lend portfolio securities up to 1/3 of total assets. If this is a principal investment strategy, please disclose it in the prospectus and discuss the risks.

55.   Please add disclosure discussing segregation in the prospectus. Specifically, assuming an adverse market, will the Fund have sufficient assets to cover all of its obligations under the Contracts? Please discuss how any offsetting or hedging position reduces the potential for appreciation.

Statement of Additional Information

56.   Please disclose whether the Funds' restrictions on asset coverage are consistent with the segregated accounts anticipated.

57.   Please add discussion regarding having a fundamental policy regarding diversification and concentration.   Please delete the last part of the fundamental policy concerning ownership of real estate granting freedom of action to the Fund to hold more than 25 percent of its assets in real estate.

General Comments

58.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

59.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Funds request acceleration of the effective date of the pending registration statements, each should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel